

August 26, 2010

Peter Reichard
President
Europa Acquisition, Inc., et al
100 Europa Drive, Suite 455
Chapel Hill, North Carolina 27517

Re: Europa Acquisition I, Inc. File No. 000-54037
Europa Acquisition II, Inc. File No. 000-54038
Europa Acquisition III, Inc. File No. 000-54039
Europa Acquisition IV, Inc. File No. 000-54040
Europa Acquisition V, Inc. File No. 000-54041
Amendment No. 1 to Form 10
Filed July 23, 2010

Dear Mr. Reichard:

We have reviewed your filings and have the following comments.

Item 2. Management's Discussion and Analysis or Plan of Operations, page 3

1. We note that the costs of investigating and analyzing business combinations for the next
    12 months and beyond such time will be paid for by Peter Reichard and while you
    currently have no written contractual agreements in place with Mr. Reichard to provide
    such funding, he has verbally agreed to provide such funding. Because you are a party to
    an oral contract that would be required to be filed as an exhibit pursuant to Item
    601(b)(10) if it were written, please provide a written description of the contract similar
    to that required for oral contracts or arrangements pursuant to Item 601(b)(10)(iii). For
    further guidance, please refer to Question Regulation S-K Question 146.04 of the
    Division of Corporation Finance's Compliance and Disclosure Interpretations found on
    our web site.

Item 5. Directors, Executive Officers, Promoters and Control Persons, page 8

2. Please revise to include the time period Mr. Reichard worked for Design Source, Inc,.

<u>Financial Statements, page F-1</u>

<u>General</u>

3. We note your response to prior comment 13. We remind you that a SEC filer is an entity that is required to file or furnish its financial statements with the SEC or for an entity subject to Section 12(i) of the Securities Exchange Act of 1934, the appropriate agency under that Section. Given that you are a private company filing your initial registration statement, it is not clear how you determined you were a SEC filer. As previously requested, please provide the disclosures required by ASC 855-10-50-1. Refer to Accounting Standards Update 2010-09.

    You may contact Nudrat Salik at 202-551-3692 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Errol Sanderson at 202-551-3746 or Craig Slivka at 202-551-3729 with any other questions.

                                              Sincerely,

                                              Pamela A. Long
                                              Assistant Director

CC: Gregg E. Jaclin
        195 Route 9 South, Suite 204
        Manalapan, New Jersey 07726